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SEC
Mail Processing
Section
NOV 03 2016
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-41760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/15 (MM/DD/YY) AND ENDING 08/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westhoff, Cone & Holmstedt

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 345
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Holmstedt (925) 472-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2016 NOV -3 PM 1:40
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Holmstedt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westhoff, Cone & Holmstedt, as of August 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

TREASURER

Title

Notary Public



M. RENE ALLEN
Commission # 2090194
Notary Public - California
Contra Costa County
My Comm. Expires Nov 16, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b) – CALIFORNIA
AND
SEC RULE 17A-5 - FINRA

(Executed Within the State of California)

I, Mark A. Holmstedt, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27th day of OCTOBER, 2016
at Walnut Creek, California.



Mark A. Holmstedt
Treasurer
Westhoff, Cone & Holmstedt

WESTHOFF, CONE & HOLMSTEDT

Financial Statements and Supplementary Information

Year Ended August 31, 2016

With Independent Auditors' Report Thereon

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2016

TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have audited the accompanying statement of financial condition of Westhoff, Cone & Holmstedt (the Company) as of August 31, 2016, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 25, 2016


professional. personalized. service.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2016

ASSETS

ASSETS:	
Cash and cash equivalents	$ 393,967
Deposit with clearing broker-dealer	149,644
Remarketing fees receivable	132,866
Prepaid income taxes	4,590
Prepaid expenses and deposits	6,812
Furniture and equipment, net of accumulated depreciation of $32,666	21,314
TOTAL ASSETS	$ 709,193

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 218,826
Deferred income tax liability	5,132
Subordinated notes payable	160,000
Total liabilities	383,958
SHAREHOLDERS' EQUITY:	
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 13,869 shares	13,869
Retained earnings	311,366
Total shareholders' equity	325,235
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 709,193

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2016

REVENUE:	
Underwriting	$ 466,021
Remarketing fees	706,346
Insurance proceeds	500,000
Interest and dividends	852
Advisory	102,080
Total revenue	1,775,299
EXPENSES:	
Compensation and benefits	910,507
Communications	21,623
Occupancy	107,881
Promotional	176,296
Regulatory	3,386
Professional services and other	90,552
Interest	13,333
Deal expenses	244,716
Total expenses	1,568,294
INCOME BEFORE INCOME TAXES	207,005
INCOME TAX PROVISION:	
Current income tax provision - State	800
Deferred income tax provision	(1,302)
Total income tax provision	(502)
NET INCOME	$ 207,507

See independent auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT

(A California Corporation)

Statement of Changes in Stockholders' Equity

Year Ended August 31, 2016

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	27,735	$ 27,735	$ 210,649	$ 238,384
STOCK PURCHASE	(13,866)	(13,866)	(106,790)	(120,656)
NET INCOME	-	-	207,507	207,507
BALANCES, END OF YEAR	13,869	$ 13,869	$ 311,366	$ 325,235

See independent auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT

(A California Corporation)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended August 31, 2016

BALANCE AT AUGUST 31, 2015	$ -
Issuance of subordinated notes payable	160,000
BALANCE AT AUGUST 31, 2016	$ 160,000

See independent auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 207,507
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Depreciation	8,780
Changes in operating accounts:	
Receivables	530,669
Prepaid expenses and deposits	(187)
Accounts payable and accrued liabilities	(760,299)
Income taxes payable or deferred	(9,663)
Net cash used in operating activities	(23,193)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Purchase of stock	(120,656)
Proceeds from subordinated notes payable	160,000
	39,344
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,151
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	377,816
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 393,967
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 5,390
Interest paid	$ 12,000

See independent auditors' report and notes to these financial statements

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Westhoff, Cone & Holmstedt (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides public finance services, primarily underwriting, placement, and remarketing of municipal securities, as well as financial advisory services. Securities underwritten by the Company clear through a third-party broker on a "fully-disclosed" basis.

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has financial instruments whereby the fair market value of the instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The financial statements consist of cash and cash equivalents; receivables; prepaid expenses; accounts payable and accrued expenses. The carrying value of the company's financial instruments generally approximate their fair values at August 31, 2016 due to the short maturity of these financial instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have an original maturity of three months or less to be cash equivalents.

Receivables
Accounts receivable are reflected at estimated net realizable value.

Furniture, fixtures, and Equipment
Furniture, fixtures, and equipment with a cost in excess of $3,000 are capitalized and recorded at cost. Normal repairs and maintenance are expensed as incurred.

Depreciation and amortization is provided on a straight-line basis using over estimated useful lives as follows:

Computers and equipment	5 years
Furniture	7 years
Leasehold improvements	Useful life of the improvement or life of the lease

Revenue Recognition
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting or placement fees at the time the underwriting or placement is completed and the income is reasonably determinable.

Remarketing fees are billed quarterly and based on a percentage of the fair value of variable-rate, municipal bonds remarketed, net of fees paid to the distributor.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended August 31, 2016 was $1,934.

2. INCOME TAXES

The following is a summary of income taxes for the year ended August 31, 2016:

	State	Federal	
Net income before taxes	$ 205,431	$205,431	
Adjustments:			
50% meals and entertainment limitation	20,508	20,508	
Depreciation	8,780	8,780	
Deferred charitable deduction	550	550	
Nontaxable life insurance proceeds	(500,000)	(500,000)	
California taxes paid	-	(2,240)	
Taxable loss	(264,731)	(266,971)	
Current income tax provision	800	-	$ 800
Taxes paid	(2,240)	(3,150)	
Prepaid income taxes at year end	$ 1,440	$ 3,150	
Deferred income tax provision			$ (1,302)
Deferred tax liability	$ 1,903	$ 3,229	$ 5,132

Related to the significant event mentioned in Note 9, there is a net operating loss to be carried forward to reduce future taxes of approximately $40,000 for federal purposes and $23,000 for state purposes. Due to the uncertainty of future taxable income, no deferred tax asset has been recognized in the accompanying financial statements.

3. NET CAPITAL REQUIREMENTS

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was 0.7481 to 1 at August 31, 2016. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

As of August 31, 2016, the Company had net capital as defined of $292,519, which is $192,519 in excess of the minimum capital requirement.

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. LEASE COMMITMENTS

The Company entered in a lease agreement for office space for a 62 month term commencing - December 15, 2013. Due to an initial free rent period provided by the lease, total lease payments are straight-lined over the lease term to determine an effective monthly rent expense. As such, as of August 31, 2016, there is a deferred rent liability of $10,449, included within accounts payable in the accompanying financial statements. Currently, the Company's equipment lease is month-to-month. In addition, the Company has one equipment operating lease, which is included in the minimum lease commitment schedules below.

Lease commitments for the following five fiscal years are as follows:

Fiscal Year August 31	Minimum Lease Commitment
2017	$ 80,848
2018	82,300
2019	42,469
2020	-
2021	-

Rent expense for the year ended August 31, 2016 was $90,028.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. The organization has not experienced any losses in such accounts.

In accordance with generally accepted accounting principles, fair values of cash investments and deposits are entirely categorized as level 1 (quoted prices in active markets).

7. PENSION PLAN

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible

employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2016, $60,824 was included in expense for the profit-sharing plan.

8. SUBORDINATED LIABILITIES

On October 20, 2015, two subordinated debt agreements were executed, each in the amount of $80,000 from shareholders of the Company, to be repaid January 31, 2017, with interest at 10% paid quarterly.

Prior written approval from the Financial Industry Regulatory Authority (FINRA) is required before any repayment of subordinated debt. Such approval is contingent on the Company meeting net capital requirements.

9. SIGNIFICANT EVENT

In February 2016, a 49% shareholder of the Company died unexpectedly. The Company was the beneficiary of two life insurance policies, each in the amount of $250,000. Therefore, $500,000 non-taxable life insurance proceeds were received by the Company during the fiscal year.

By written agreement, the Company retained $250,000 of such life insurance proceeds, and the other $250,000 was used to purchase common stock of the deceased shareholder from his estate and beneficiaries. The $250,000 stock purchase was in excess of the book value of the common stock. That excess was attributed to pipeline (work-in-process) receivables on deals initiated and developed by the deceased shareholder prior to his death. As of August 31, 2016, work-in-process receivables had been reduced to zero.

As the result of the $500,000 non-taxable insurance proceeds, the Company reports a substantial net profit for book purposes, but a substantial net loss for tax purposes. Since the $500,000 is a permanent book/tax difference, no related deferred tax has been accrued.

The tax net operating loss will be carried forward, and if future net taxable income is achieved, then the net operating losses will reduce future taxes in the amounts of approximately $40,000 for federal purposes and $23,000 for state purposes. Due to uncertainty of future taxable income, no deferred tax asset related to such net operating loss carryforward has been recognized in the accompanying financial statements.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 25, 2016, the date on which the financial statements were available to be issued. No events were noted that require further disclosure in or adjustment to the financial statements.

WESTHOFF, CONE & HOLMSTEDT

(A California Corporation)

Schedule 1 - Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

August 31, 2016

Shareholders' equity		$ 325,235	
Non-allowable assets and charges against net capital:			
Prepaid income taxes	$ 4,590		
Prepaids and deposits	6,812		
Furniture and equipment, net	21,314		
		32,716	
Net capital, as defined		292,519	(A)
Minimum requirement of net capital (the greater of $100,000 or 1/15 of aggregate indebtedness)		100,000	
Excess of net capital over requirement		$ 192,519	
Aggregate indebtedness:			
Total liabilities	$ 383,958		
Less: deferred income tax liabiity	(5,132)		
Less: Subordinated debt	(160,000)		
		$ 218,826	(B)
Percentage of aggregate indebtedness to net capital (B/A)		74.81%	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Percentage
Amounts originally submitted by Company	$ 294,018	$ 222,459	75.66%
Increase to prepaid income taxes	(4,590)		
Decrease to net furniture and equipment	214		
Decrease in accounts payable and accrued expenses	1,575	(1,575)	
Decrease in deferred income tax liability	1,302	(1,302)	
Net reclassification of liabilities	-	(756)	
Net capital, as adjusted	$ 292,519	$ 218,826	74.81%


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westhoff, Cone & Holmstedt identified the following provision of 17 C.F.R. § 15c3-3(k) under which Westhoff, Cone & Holmstedt (the Company) claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Westhoff, Cone & Holmstedt stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 25, 2016


professional. personalized. service.

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Westhoff, Cone & Holmstedt claims an exemption from 17 C.F.R. ξ 240.15c3-3 pursuant to section (k)(2)(ii) of that rule.

Westhoff, Cone & Holmstedt met the exemption provisions identified above throughout the year ended August 31, 2016 without exception.

Executed this 27th. day of October, 2016
at Walnut Creek, California.



Mark A. Holmstedt
Treasurer
Westhoff, Cone & Holmstedt